UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): October 31, 2023

Public Shrek Royalties LLC
(Exact name of issuer as specified in its charter)

Delaware	92-0336540
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6 Harrison Street, 5th Floor, New York, NY 10013
(Full mailing address of principal executive offices)

201-479-4408
(Issuer’s telephone number, including area code)

Non-Voting Membership Interests
(Title of each class of securities issued pursuant to Regulation A)

Item 1
Other Events
Secondary Trading Update
Otis Wealth, Inc., a Delaware corporation (the “Manager”), the manager of Public Shrek Royalties LLC, a Delaware limited liability company (the “Company”), is a wholly owned subsidiary of Public Holdings, Inc., a Delaware corporation (“Public”). Public operates the web- and mobile app-based platform called Public.com (the “Public Platform”).
The Public Platform has, as of close of business on September 6, 2024, discontinued the ability for investors to buy and sell interests via the Public Private Execution Network Alternative Trading System (the “PPEX ATS”), an electronic alternative trading system registered with the Securities and Exchange Commission (the “Commission”) and the Financial Industry Regulatory Authority, Inc. (“FINRA”) on Form ATS and operated by North Capital Private Securities Corporation (“NCPS”). As of the date hereof, no trading platform is approved by the Manager for secondary transfers of interests (for the avoidance of doubt, transfers may occur outside of a trading platform).
The Company is terminating the PPEX ATS Company Agreement entered into effective November 9, 2023 with NCPS, pursuant to which NCPS has been providing access to the PPEX ATS for facilitation of secondary transactions. In connection therewith, the Company is terminating the Secondary Market Transactions Engagement Letter entered into effective November 30, 2023 with Dalmore Group, LLC (“Dalmore”), pursuant to which Dalmore has been engaged to execute secondary transactions on the PPEX ATS.
Henceforth, a market for interests may not develop. If a market for interests in the Company does not develop, it may be difficult or impossible to resell interests at any price.
Safe Harbor Statement
This Current Report on Form 1-U may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should be considering in conjunction with the cautionary statements that are included in our filings with the Commission. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES
Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 9, 2024	PUBLIC SHREK ROYALTIES LLC By: Otis Wealth, Inc., its managing member

/s/ Saumya Manohar
Name: Saumya Manohar
Title: President, Secretary, Treasurer & Sole Director